CUMULUS MEDIA INC.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305
July 30, 2009
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Cumulus Media Inc. Form 10-K for fiscal year ended December 31, 2008 Filed March 16, 2009 And Documents Incorporated by Reference File No. 000-24525
Dear Mr. Spirgel:
     On behalf of Cumulus Media Inc. (the “Company”), please find below responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 16, 2009 (the “Comment Letter”) concerning the above-referenced Form 10-K (the “10-K”). For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.
Form 10-K for the Year Ended December 31, 2008
Critical Accounting Policies and Estimates, page 51
1.	We refer to your response to comment two from our letter dated June 5, 2009. We note that your current accounting policy allows you to selectively record goodwill impairment charges rather than recording them in accordance with the model prescribed by SFAS 142. Accordingly, we believe that you should only perform step 2 of the goodwill impairment test when the carrying value of the reporting unit exceeds its fair value as stated in paragraph 19 of SFAS 142. Further, we note that you recorded an impairment charge of $1.5 million during 2008. However, it is unclear from your response and

Mr. Larry Spirgel
July 30, 2009

disclosures whether you used such policy in previous periods. To help us understand the impact of your error in your financial statements, please provide us with a materiality analysis for all years presented.
     RESPONSE: While we understand the Staff’s concern related to the subjectivity used when the Company identifies potential goodwill impairments, we respectfully continue to believe that our approach was not one of selective recording of impairment, but was correct and appropriate under these circumstances, considering the significant judgments and estimates involved in determining the fair value of reporting units in compliance with the guidance prescribed by SFAS 142. Given the very thin margin resulting from the initial calculation of fair value in the Step 1 impairment test for the four reporting units in question, we reviewed the assumptions used to determine fair value in light of the then present economic environment. We noted that subtle changes within the range of reasonable assumptions in the impairment model could change the resulting Step 1 test from pass to fail. We further noted that, during the period in which we tested goodwill for impairment, there was significant stress on the economy and a great deal of uncertainty regarding future economic stability as evidenced through significant market volatility. Accordingly, given these factors, we determined that the four reporting units in question failed Step 1 of the goodwill impairment test. Given all the conditions discussed above, we believe our approach was reasonable and appropriate under these circumstances and, moreover, is in compliance with the guidance prescribed by SFAS 142.
     In response to the Staff’s request, without agreeing that our financial statements are in error, we have prepared a materiality analysis for 2008 to help you understand the impact of this charge on our consolidated financial statements. With regard to the other years presented in the 10-K, in instances where reporting units passed the Step 1 impairment test, we note that the fair value of the reporting units sufficiently exceeded the reporting units’ carrying values in periods of relatively stable economic conditions such that we did not deem it necessary to stress test our initial fair value determination.
     Quantitative Analysis
     See the table below for a quantitative analysis of the $1.5 million impairment charge’s impact on our statements of operations. We also considered the potential impact, if any, of this item on our statement of cash flows, noting that an adjustment for the charge would only result in line item changes within the operating section of our statement of cash flows. Accordingly, such an adjustment would not impact our net cash flows from operations.
     Below is a summary of our financial results for the three-month period and year ended December 31, 2008. The “as adjusted” column reflects the materiality impact of the $1.5 million charge and corresponding percentage change for each applicable line item presented (in thousands, except per share data):

	Fourth Quarter Analysis
	Q4 2008 (as	Q4 2008 (as
	reported)	adjusted)	$ difference	% difference

Pre-tax loss	$(499,504)	$(498,004)	$(1,500)	0.30%
Net loss	(393,718)	(392,803)	(915)	0.23%
Net loss per share (basic and diluted)	(9.55)	(9.28)	(0.27)	2.80%
Station operating income (A)	26,758	26,758	—	0.00	% (C)
Adjusted EBITDA (B)	$22,776	$22,776	$—	0.00	% (C)

Mr. Larry Spirgel
July 30, 2009

	Year To Date Analysis
	2008 YTD (as	2008 YTD (as
	reported)	adjusted)	$ difference	% difference

Pre-tax loss	$(457,362)	$(455,862)	$(1,500)	0.33%
Net loss	(361,669)	(360,754)	(915)	0.25%
Net loss per share (basic and diluted)	(8.55)	(8.53)	(0.02)	0.29%
Station operating income (A)	108,316	108,316	—	0.00	% (C)
Adjusted EBITDA (B)	$93,655	$93,655	$—	0.00	% (C)

(A)	Station operating income is a non-GAAP measure disclosed in the Company’s periodic filings.

(B)	Adjusted EBITDA is a non-GAAP measure disclosed in the Company’s earnings releases and used for debt covenants and management’s bonus plan.

(C)	The $1.5 million impairment charge does not have an impact on these line items. Specifically, impairment charges are excluded from Station Operating Income and Adjusted EBITDA per our publically disclosed definitions.
     Qualitative Analysis
     Our materiality analysis also considered the ten qualitative factors included in the guidance prescribed by the SEC. Based upon our evaluation of the qualitative factors, we determined that the $1.5 million impairment charge is not material.
     Conclusion
     We continue to believe that our approach was correct and appropriate in the circumstances, considering the significant judgments and estimates involved in determining the fair value of reporting units. As discussed earlier, we prepared this materiality analysis in response to the Staff’s request. The analysis above shows that the impact of the $1.5 million impairment charge recorded in the fourth quarter of 2008 is not material, from both a quantitative and qualitative perspective to all affected periods. Additionally, the item does not have a material impact on any individual line items or major captions in our financial statements, or with regard to any trend of earnings.

Mr. Larry Spirgel
July 30, 2009

Item 9A. Controls and Procedures, page 55
2.	We note your response to comment eight from our letter dated June 5, 2009. Unless there are in fact changes in your internal controls in future filings please remove this disclosure as it is confusing to users of the financial statements.
     RESPONSE: We note the Staff’s comment and we will comply with this guidance in future filings.
Definitive Proxy Statement filed April 21, 2009
Executive Compensation, page 11
3.	We note your responses to comments nine, 10 and 11 from our letter dated June 5, 2009, as well as your proposed disclosure in Exhibit C to your response letter. Please supplement your disclosure in future filings to explain more specifically the basis for the different base salaries, cash bonuses and annual and long-term incentives awarded to each named executive officer. For example, such disclosure should address the compensation committee’s consideration of “the contributions and responsibilities of each named executive officer” (emphasis added) that resulted in the approval of significantly different discretionary cash awards for Messrs. Gusvik, Pinch and J. Dickey. See Item 402(b)(2)(vii) of Regulation S-K.
     RESPONSE: In accordance with the Staff’s comment, we will include such supplemental disclosure in future filings.
* * * * *

Mr. Larry Spirgel
July 30, 2009

     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (404) 260-6671 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,
/s/ Joseph Patrick Hannan
Joseph Patrick Hannan
Vice President and Interim Chief Financial Officer

cc:	Richard S. Denning, Esq. Mark L. Hanson, Esq.

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